UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ShoLodge, Inc.

(Name of Subject Company (Issuer))

ShoLodge, Inc.

(Name of Filing Person (Issuer))

7 1/2% Convertible Subordinated Debentures, Due 2004
(Title of Class of Securities)

825034 AA 9
(CUSIP Number of Class of Securities)

Bob Marlowe
Chief Financial Officer
SHOLODGE, INC.
130 MAPLE DRIVE, NORTH
HENDERSONVILLE, TENNESSEE 37075
(615) 264-8000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

☒	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $414	Filing Party: ShoLodge, Inc., File No. 5-53479
Date Filed: July 31, 2003	Form or Registration No.: Schedule TO-I

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-l.

☒    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

1

INTRODUCTORY STATEMENT

This Amendment No. 1 Tender Offer Statement on Schedule TO relates to an offer by ShoLodge, Inc., a Tennessee corporation (“ShoLodge”), to purchase for cash up to $7,000,000 aggregate principal amount at maturity of its 7 1/2% Convertible Subordinated Debentures, Due 2004 (the “Notes”) at a purchase price of $730 per $1,000 principal amount at maturity of the Notes. Reference to a Note in the singular refers to a Note representing $1,000 principal amount at maturity.

This Amendment No. 1 to Tender Offer Statement on Schedule TO is being filed by ShoLodge and amends and supplements certain provisions of ShoLodge’s Schedule TO filed with the Securities and Exchange Commission on July 31, 2003 (as amended and supplemented, the “Tender Offer Statement”) and ShoLodge’s offer for the Notes set forth in the Purchase Offer Statement dated July 31, 2003 (as amended and supplemented, the “Purchase Offer Statement”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Purchase Offer Statement, the “Offer”). Copies of the Purchase Offer Statement and the Letter of Transmittal are filed as exhibits to the initial Schedule TO filed with the Commission. The Offer will expire at 12:00 Midnight, Eastern time, on August 27, 2003, unless extended or earlier terminated.

Item 4. Terms of the Transaction

(a)  Material Terms.

(1)  Tender Offers.

The section of the Purchase Offer Statement entitled “Forward Looking Statements” is hereby amended by adding the following sentence at the end of the first paragraph:

“Notwithstanding any statement in this Purchase Offer Statement or in any document incorporated by reference in this Purchase Offer Statement, the “safe harbor” protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.”

The section of the Purchase Offer Statement entitled “The Offer—Conditions” is hereby amended by deleting subparagraph (iv) in its entirety and replacing it with the following:

“(iv) there shall have occurred no event or series of events that, in our reasonable judgment could prohibit, prevent, restrict or delay consummation of the Offer; or could materially and adversely affect our business, assets, condition (financial or otherwise), income, operations, prospects or stock ownership, taken as a whole.”

Item 12. Exhibits

(a)(1)(A)	Purchase Offer Statement dated July 31, 2003.*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release issued by ShoLodge on July 31, 2003.*

(b)(1)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*     Previously filed.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOLODGE, INC.

By:	/s/ Leon Moore Name: Leon Moore Title: Chief Executive Officer

Dated: August 18, 2003

3